

August 9, 2021

Subramaniam Viswanathan
Chief Financial Officer
CHIMERA INVESTMENT CORPORATION
520 Madison Avenue, 32nd Floor
New York, NY 10022

**Re: CHIMERA INVESTMENT CORPORATION**
**Form 10-K for the year ended December 31, 2020**
**Filed February 18, 2021**
**File No. 001-33796**

Dear Mr. Viswanathan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Results of Operations for the Years Ended December 31, 2020, 2019 and 2018.
Core Earnings, page 56

1.  We note your disclosure of core earnings and core earnings per adjusted diluted common share. This non-GAAP measure includes adjustments for various realized and unrealized gains (losses) and loan loss provision. In light of these adjustments, please tell us how you determined it was appropriate to title these measures as core earnings. Further, our understanding is that this measure is commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if this measure is used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Subramaniam  Viswanathan
CHIMERA INVESTMENT CORPORATION
August 9, 2021
Page 2


       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have any questions.


                                               Sincerely,

                                             Division of Corporation Finance
                                             Office of Real Estate & Construction